Exhibit 12.1

LAWSON SOFTWARE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
(In thousands, except ratios)	May 31, 2003		May 31, 2004		May 31, 2005		May 31, 2006		May 31, 2007
Fixed Charges:
Interest expense on indebtedness	134		70		49		53		4,134
Rent expense (1/3 of total rent expense)	5,367		4,800		4,733		5,454		8,994
Total fixed charges	5,501		4,870		4,782		5,507		13,128
Earnings:
Income before provision for income taxes	(6,271)		15,314		8,117		27,667		(6,537)
Fixed charges	5,501		4,870		4,782		5,507		13,128
Total earnings	(770)		20,184		12,899		33,174		6,591
Ratio	(0.14)	x	4.14	x	2.70	x	6.02	x	0.50	x